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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13G


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           THE RYLAND GROUP, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 783764103
                   -------------------------------------
                               (CUSIP Number)


                              August 16, 2006
                   -------------------------------------
          (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                           |_| Rule 13d-1(b)

                           |X| Rule 13d-1(c)

                           |_| Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                          -------------------------
CUSIP NO. 783764103                    13G                 PAGE 2 OF 8 PAGES
-----------------------------                          -------------------------


--------- ----------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                PBK Holdings, Inc.
--------- ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                    (A) |_|
                                                                (B) |_|
--------- ----------------------------------------------------------------------
    3     SEC USE ONLY
--------- ----------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

                            Delaware
--------- ----------------------------------------------------------------------
                          5    SOLE VOTING POWER

       NUMBER OF                        0

         SHARES
                        ------ -------------------------------------------------
                          6    SHARED VOTING POWER
      BENEFICIALLY
                                        2,241,460
        OWNED BY
                        ------ -------------------------------------------------
          EACH            7    SOLE DISPOSITIVE POWER

                                        0
       REPORTING
                        ------ -------------------------------------------------
         PERSON           8    SHARED DISPOSITIVE POWER
          WITH
                                        2,241,460
--------- ----------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,241,460
--------- ----------------------------------------------------------------------
    10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                 |_|
--------- ----------------------------------------------------------------------
    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   5.1%
--------- ----------------------------------------------------------------------
    12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   CO
--------- ----------------------------------------------------------------------

-----------------------------                          -------------------------
CUSIP NO. 783764103                    13G                 PAGE 3 OF 8 PAGES
-----------------------------                          -------------------------


--------- ----------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Philip B. Korsant
--------- ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                    (A) |_|
                                                                (B) |_|
--------- ----------------------------------------------------------------------
    3     SEC USE ONLY
--------- ----------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America
--------- ----------------------------------------------------------------------
                          5    SOLE VOTING POWER

       NUMBER OF                        0

         SHARES
                        ------ -------------------------------------------------
                          6    SHARED VOTING POWER
      BENEFICIALLY
                                        2,241,460
        OWNED BY
                        ------ -------------------------------------------------
          EACH            7    SOLE DISPOSITIVE POWER

                                        0
       REPORTING
                        ------ -------------------------------------------------
         PERSON           8    SHARED DISPOSITIVE POWER
          WITH
                                        2,241,460
--------- ----------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,241,460
--------- ----------------------------------------------------------------------
    10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                 |_|
--------- ----------------------------------------------------------------------
    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   5.1%
--------- ----------------------------------------------------------------------
    12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   IN
--------- ----------------------------------------------------------------------

ITEM 1. (A)    NAME OF ISSUER

The Ryland Group, Inc.

ITEM 1. (B)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

24025 Park Sorrento, Suite 400
Calabasas, California 91302

ITEM 2.  (A)   NAME OF PERSON FILING

This Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons")*:

(i)  PBK Holdings, Inc. ("PBK"); and
(ii) Philip B. Korsant

* Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.

ITEM 2.  (B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

PBK Holdings, Inc.
283 Greenwich Avenue
Greenwich, CT  06830

Philip B. Korsant
283 Greenwich Avenue
Greenwich, CT  06830

ITEM 2.  (C)   CITIZENSHIP

See Item 4 of the attached cover pages.

ITEM 2.  (D)   TITLE OF CLASS OF SECURITIES

Common stock, par value $1.00 per share (the "Common Shares")

ITEM 2.  (E)   CUSIP NUMBER

783764103

ITEM 3.

Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(c).

ITEM 4.        OWNERSHIP

(a)  Amount beneficially owned:

     See Item 9 of the attached cover pages.

(b)  Percent of class:

     See Item 11 of the attached cover pages.

(c)  Number of shares as to which such person has:

     (i)   Sole power to vote or to direct the vote:

           See Item 5 of the attached cover pages.

     (ii)  Shared power to vote or to direct the vote:

           See Item 6 of the attached cover pages.

     (iii) Sole power to dispose or to direct the disposition:

           See Item 7 of the attached cover pages.

     (iv)  Shared power to dispose or to direct the disposition:

           See Item 8 of the attached cover pages.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Partnerships of which PBK is the general partner are the owners of record of the Common Shares reported herein. Each such partnership's ownership interest is less than 5% of the outstanding Common Shares. Each of PBK and Philip B. Korsant may be deemed to beneficially own the Common Shares reported herein as a result of the direct or indirect power to vote or dispose of such stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10.       CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 25, 2006

                                        PBK HOLDINGS, INC.


                                        By: /s/ DAVID GRAY
                                            ------------------------------------
                                            Name:  David Gray
                                            Title: Vice President



                                            /s/ PHILIP B. KORSANT
                                            ------------------------------------
                                            Philip B. Korsant

                                 EXHIBIT A


     The undersigned, PBK Holdings, Inc., a Delaware corporation, and Philip B. Korsant, hereby agree and acknowledge that the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  August 25, 2006

                                        PBK HOLDINGS, INC.


                                        By: /s/ DAVID GRAY
                                            ------------------------------------
                                            Name:  David Gray
                                            Title: Vice President



                                            /s/ PHILIP B. KORSANT
                                            ------------------------------------
                                            Philip B. Korsant